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                            January 24, 2022

       Yanzhuan Zheng
       Chief Financial Officer
       Microvast Holdings, Inc.
       12603 Southwest Freeway, Suite 210
       Stafford, Texas 77477

                                                        Re: Microvast Holdings,
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed January 5,
2022
                                                            File No. 333-258978

       Dear Mr. Zheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2021 letter.

       Amendment No. 4 to Form S-1 Filed January 5, 2022

       Prospectus Cover Page, page i

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
       Prospectus Summary, page 1

   2. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

       The PCAOB has been unable, and is currently unable, to inspect our independent registered
 Yanzhuan Zheng
Microvast Holdings, Inc.
January 24, 2022
Page 2
public, page 28

3. Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNameYanzhuan Zheng                            Sincerely,
Comapany NameMicrovast Holdings, Inc.
                                                            Division of
Corporation Finance
January 24, 2022 Page 2                                     Office of
Manufacturing
FirstName LastName